Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON MAY 30, 2025

Reference is made to the circular (the “Circular”) of Li Auto Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 23, 2025. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on May 30, 2025, the Notice of which was given to the Shareholders on April 23, 2025, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER	TOTAL NUMBER OF
ORDINARY RESOLUTIONS			FOR	AGAINST	OF VOTING SHARES	VOTES CAST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the Directors and independent auditors thereon.	Class A Ordinary Shares	1,147,911,813 (99.951527%)	556,698 (0.048473%)	1,148,468,511	1,148,468,511

		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800

		TOTAL NUMBER (CLASS A & CLASS B)	4,706,032,613 (99.988172%)	556,698 (0.011828%)	1,504,280,591	4,706,589,311
2.	To re-elect Mr. Li Xiang as an executive Director.	Class A Ordinary Shares	1,077,156,956 (93.805465%)	71,131,103 (6.194535%)	1,148,288,059	1,148,288,059
		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,635,277,756 (98.488633%)	71,131,103 (1.511367%)	1,504,100,139	4,706,408,859

			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER	TOTAL NUMBER OF
ORDINARY RESOLUTIONS			FOR	AGAINST	OF VOTING SHARES	VOTES CAST
3.	To re-elect Mr. Fan Zheng as a non-executive Director.	Class A Ordinary Shares	1,083,214,590 (94.333947%)	65,061,957 (5.666053%)	1,148,276,547	1,148,276,547
		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,641,335,390 (98.617585%)	65,061,957 (1.382415%)	1,504,088,627	4,706,397,347
4.	To re-elect Prof. Xiao Xing as an independent non-executive Director.	Class A Ordinary Shares	1,069,149,979 (93.109203%)	79,125,326 (6.890797%)	1,148,275,305	1,148,275,305
		Class B Ordinary Shares	355,812,080 (100.000000%)	0 (0.000000%)	355,812,080	355,812,080
		TOTAL NUMBER (CLASS A & CLASS B)	1,424,962,059 (94.739313%)	79,125,326 (5.260687%)	1,504,087,385	1,504,087,385
5.	To authorize the Board to fix the remuneration of the Directors of the Company.	Class A Ordinary Shares	1,143,522,800 (99.607526%)	4,505,719 (0.392474%)	1,148,028,519	1,148,028,519
		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,701,643,600 (99.904259%)	4,505,719 (0.095741%)	1,503,840,599	4,706,149,319
6.	To grant a general mandate to the Directors to issue, allot and deal with Class A Ordinary Shares and/or ADSs (including any sale and/or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) of the Company not exceeding 20% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	886,545,297 (77.206160%)	261,737,812 (22.793840%)	1,148,283,109	1,148,283,109
		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,444,666,097 (94.438688%)	261,737,812 (5.561312%)	1,504,095,189	4,706,403,909

			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER	TOTAL NUMBER OF
ORDINARY RESOLUTIONS			FOR	AGAINST	OF VOTING SHARES	VOTES CAST
7.	To grant a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding any treasury shares) of the Company as at the date of passing of this resolution.	Class A Ordinary Shares	1,147,803,347 (99.959355%)	466,720 (0.040645%)	1,148,270,067	1,148,270,067
		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,705,924,147 (99.990083%)	466,720 (0.009917%)	1,504,082,147	4,706,390,867
8.	To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares and/or ADSs (including any sale and/ or transfer of Class A Ordinary Shares out of treasury that are held as treasury shares) in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	891,423,769 (77.631439%)	256,852,988 (22.368561%)	1,148,276,757	1,148,276,757
		Class B Ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,449,544,569 (94.542471%)	256,852,988 (5.457529%)	1,504,088,837	4,706,397,577
9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025.	Class A Ordinary Shares	957,295,719 (82.969892%)	196,491,150 (17.030108%)	1,153,786,869	1,153,786,869
		Class B Ordinary Shares	355,812,080 (100.000000%)	0 (0.000000%)	355,812,080	355,812,080
		TOTAL NUMBER (CLASS A & CLASS B)	1,313,107,799 (86.983884%)	196,491,150 (13.016116%)	1,509,598,949	1,509,598,949

Notes:

(a)	As a simple majority of the votes held by the Shareholders (including proxies) attending the AGM were cast in favour of each of the resolutions numbered 1 to 9, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the total number of issued Shares was 2,140,882,268 Shares, comprising 1,785,070,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares; and (ii) there were (a) no treasury Shares held by the Company (including any treasury Shares held or deposited with CCASS) and (b) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

(c)	Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 2,140,882,268 Shares, comprising 1,785,070,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares as at the date of the AGM.

(e)	According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes in respect of the resolutions numbered 1 to 3 and 5 to 8 on the proposed receipt and adoption of the audited consolidated financial statements, reports of Directors and independent auditors, the proposed re-election of an executive Director and a non-executive Director, the proposed authorization for the Board to fix the remuneration of the Directors, the proposed Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), and the proposed Repurchase Mandate contemplated thereunder. Each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 4 and 9 on the proposed re-election of an independent non-executive Director and the proposed re-appointment of independent auditors.

(f)	The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(g)	Mr. Li Xiang and Mr. Li Tie have attended the AGM in person. Prof. Xiao Xing and Mr. Jiang Zhenyu have attended the AGM through the telecommunication facilities. The other Directors did not attend the AGM due to other business commitments.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, May 30, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang, and Mr. Jiang Zhenyu as independent non-executive directors.

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